UAS DRONE CORP.

1 Etgar Street

Tirat-Carmel, Israel 3903212

April 23, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Edward M. Kelly, Senior Counsel

Re:	UAS Drone Corp. (the “Company”) Current Report on Form 8-K Filed March 10, 2020 File No. 000-55504

Dear Mr. Kelly:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of April 6, 2020, regarding the above referenced Current Report on Form 8-K. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to Current Report on Form 8-K (“Amendment No. 1”). Page references in our response are to Amendment No. 1.

General

1.	Notwithstanding the inconsistent disclosures on page 17 that your common stock is traded on the OTC Pink Current Information tier of the OTC Bulletin Board, on page 27 that your common stock is traded on the OTCBB, and on page 30 that your common stock is traded on the OTCQB, the website of OTC Markets Group, Inc. indicates that your common stock is quoted on the OTC Pink Marketplace. Please revise. Additionally, note that none of the three OTC marketplaces, OTCQX, OTCQB, and OTC Pink, has a relationship or connection with the OTCBB. Please remove any reference to the OTCBB in the context of disclosure relating to any of the three OTC marketplaces.

Response: We have revised to reflect that our common stock is traded on the OTC Pink Current Information Tier and also removed all references to the OTCBB.

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 2

2.	Please tell us how the $400,000 adjustment to long term convertible notes payable relates to the information provided in footnote 2a.

Response: The total current liabilities of the Company, excluding account payables, totaled $800,000 as of September 30, 2019. Out of this amount, $400,000 were converted into 10,433,542 shares as stated in footnote 2a to the pro forma financial statements, and an additional $400,000 was exchanged for new debentures in the aggregate amount of $400,000 to the debt holders, Alpha Capital Anstalt and GreenBlock Capital LLC.

Securities and Exchange Commission

April 23, 2020

3.	Please provide us the detailed adjustments that comprise the $1,629,000 aggregate adjustment to stockholders’ deficit.

Response: The requested details are found below:

Adjustments of Stockholders' Deficit (in thousands):

Conversion of balances - UAS Drone Corp.
Account payables	$33
Other accounts liabilities & advances from stockholders
& convertible note payable	$400
Promissory note payable	$35
$468
Conversion of balances - Duke Robotics Inc.
Stockholders loans	$718
Convertible loan	$443
$1,161
TOTAL	$1,629

* * *

Sincerely,

UAS DRONE CORP.

By:	/s/ Erez Nachtomy
Vice Chairman and Interim Chief Financial Officer